Filed pursuant to Rule 424(b)(3)

Registration No. 333-273332

Prospectus Supplement No. 1

AGEAGLE AERIAL SYSTEMS INC.

Dated September 12, 2023

To the Prospectus dated July 27, 2023

This prospectus supplement amends the information in the “Selling Stockholder” section of our prospectus dated July 27, 2023 relating to the resale of 25,080,000 shares of our common stock issuable upon the exercise of warrants (the “Prospectus”).

The purpose of this prospectus supplement is to modify the “Selling Shareholders” section of the Prospectus to reflect the assignment of warrants to purchase shares of our common stock by Halle Special Situations Fund LLC (“Purchaser”), which is listed as a selling shareholder, to ten (10) assignees (“Transferees”).

This prospectus supplement should be read in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information herein modifies or supersedes the information contained in the Prospectus.

Our shares of Common Stock are traded on The NYSE American under the symbol “UAVS.” On September 11, 2023, the last reported closing price of our common stock was $0.19 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” INCLUDED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022 AS WELL AS SUBSEQUENTLY FILED FORM 10-QS BEFORE YOU DECIDE TO INVEST.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

EXPLANATORY NOTE

The references to Purchaser in the “Selling Shareholders” table in the section entitled “Selling Shareholders” are hereby amended and restated to reflect the assignment by Purchaser of all of its respective holdings of warrants to purchase shares of our common stock to Transferees.

The information in this supplement to the “Selling Shareholders” section set forth below is based solely on information provided to us by the Purchaser, Transferees and other warrant holders as of September 11, 2023.

This prospectus supplement should be read in conjunction with the Prospectus.

SELLING SHAREHOLDERS

We have prepared this prospectus to allow the Selling Shareholders or their successors, assignees or other permitted transferees to sell or otherwise dispose of, from time to time, up to 25,080,000 Warrant Shares.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes any shares as to which the security or shareholder has sole or shared voting power or investment power and also any shares which the security or shareholder has the right to acquire within 60 days of September 11, 2023, whether through the exercise or conversion of any preferred stock, stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the security or shareholder that he, she or it is a direct or indirect beneficial owner of those shares. The following table sets forth the number of our Common Stock beneficially owned by the Selling Shareholders as of September 11, 2023:

	Beneficial Ownership Before Offering			Number of Shares of	Beneficial Ownership After Offering (1)
Name	Number of Shares of Common Stock	Percent		Common Stock offered by Selling Shareholder	Number of Shares of Common Stock(2)		Percent
Alpha Capital Anstalt(3)	10,938,188	9.99	%(5)	8,490,000	12,020,913	(4)	9.99	%(5)
Walleye Opportunities Master Fund Ltd (6)	5,463,619	4.99	%(7)	8,400,000	3,094,000		2.8	%(7)
Joe Reda(8)	3,177,750	2.36%		3,177,750	-		-
Gregory Castaldo(9)	3,177,750	2.36%		3,177,750	-		-
Andrew Arno(10)	399,000	*		399,000	-		-
Jesse Arno(11)	142,500	*		142,500	-		-
Matthew Arno(12)	142,500	*		142,500	-		-
James Satloff ttee Dustin Nathaniel Satloff Trust u/a 6/1/93 (13)	142,500	*		142,500	-		-
James Satloff ttee Emily U Satloff Family Trust u/a 3/25/93 (14)	171,000	*		171,000	-		-
James Satloff (15)	285,000	*		285,000	-		-
James Satloff ttee Theodore Jean Satloff Trust u/a 8/7/96(16)	142,500	*		142,500	-		-
Newtown Road 130 Holdings LLC(17)	409,500	*		409,500	-		-

* Less than 1%.

(1)	Percentage of shares beneficially owned after the resale of all the Warrant Shares offered by this prospectus assumes there are 109,491,375 shares of outstanding Common Stock prior to the issuance of any Common Stock upon the exercise of the Warrant.

(2)	Assumes the sale of all registered shares in the offering.

(3)	The address of Alpha Capital Anstalt (“Alpha”) is Altenbach 8, FL-9490 Vaduz, Principality of Liechtenstein.

(4)	Beneficial ownership reflects the maximum number of shares of Common Stock that may be acquired by Alpha subject to the Beneficial Ownership Limitation, which limits Alpha from converting or exercising such securities in the event the conversion or exercise will result in Alpha owning more than 9.99% of our issued and outstanding Common Stock.

(5)	All securities held by Alpha that are convertible or exercisable into our Common Stock are subject to the Beneficial Ownership Limitation, which limits Alpha from converting or exercising such securities in the event the conversion or exercise will result in Alpha owning more than 9.99% of our issued and outstanding Common Stock.

(6)	The address of Walleye Opportunities Master Fund Ltd. (“Walleye”) address is 2800 Niagara Lane North, Plymouth, MN 55447.

(7)	All securities held by Walleye that are convertible or exercisable into our Common Stock are subject to the Beneficial Ownership Limitation, which limits Walleye from converting or exercising such securities in the event the conversion or exercise will result in Walleye owning more than 4.99% of our issued and outstanding Common Stock.

(8)	The address of Joe Reda is 1324 Manor Circle, Pelham, NY 10803.

(9)	The address of Gregory Castaldo is 3776 Steven James Drive, Garnet Valley, PA 19060.

(10)	The address of Andrew Arno is 240 Riverside Boulevard, New York, NY 10069.

(11)	The address of Jesse Arno is 240 Riverside Boulevard, New York, NY 10069.

(12)	The address of Matthew Arno is 240 Riverside Boulevard, New York, NY 10069.

(13)	Mr. James Satloff is the trustee of the James Satloff ttee Dustin Nathaniel Satloff Trust u/a 6/1/93 and has voting and investment control over the securities held by the James Satloff ttee Dustin Nathaniel Satloff Trust u/a 6/1/93. The address of Dustin Nathaniel Satloff Trust is 10 Gracie Square, New York, NY 10028.

(14)	Mr. James Satloff is the trustee of the James Satloff ttee Emily U Satloff Family Trust u/a 3/25/93 and has voting and investment control over the securities held by the James Satloff ttee Emily U Satloff Family Trust u/a 3/25/93. The address of Emily U Satloff Family Trust is 10 Gracie Square, New York, NY 10028.

(15)	The address of James Satloff is 10 Gracie Square, New York, NY 10028.

(16)	Mr. James Satloff is the trustee of the James Satloff ttee Theodore Jean Satloff Trust u/a 8/7/96 and has voting and investment control over the securities held by the James Satloff ttee Theodore Jean Satloff Trust u/a 8/7/96. The address of Theodore Jean Satloff Trust is 10 Gracie Square, New York, NY 10028.

(17)	John P Gutfreund has voting and investment control over the securities held by Newtown Road 130 Holdings LLC. The address of Newtown Road 130 Holdings LLC is 1355 1st Avenue, New York, NY 10021.

Certain Relationships with Selling Shareholders

Sales of Series F Preferred and Series F Warrants to Alpha Capital Anstalt (“Alpha”) in June 2022

On June 26, 2022, the Company entered into a Securities Purchase Agreement (the “Series F Agreement”) with Alpha Capital Anstalt (“Alpha”). Pursuant to the terms of the Series F Agreement, the Board of Directors of the Company (the “Board”) designated a new series of Preferred Stock, the Series F 5% Preferred Convertible Stock (“Series F Preferred”) and authorized the sale and issuance of up to 35,000 shares of Series F Preferred. The Company sold and issued to Alpha 10,000 shares of Series F Preferred for an aggregate purchase price and gross proceeds of $10,000,000 and received proceeds of $9,920,000 net of issuance costs. The shares of Series F Preferred are convertible into shares of Common Stock at the initial conversion price of $0.62 per share, subject to adjustment. Alpha is entitled to receive cumulative dividends at the rate per share (as a percentage of the $1,000 stated par value per share of Series F) of 5% per annum, payable on January 1, April 1, July 1 and October 1, beginning on first conversation date of June 30, 2022 and subsequent conversion dates. The Series F Preferred has no voting rights, except that the Company shall not undertake certain corporate actions as set forth in the Certificate of Designation that would materially impact the holders of Series F Preferred without their consent.

In connection with the Series F Agreement, the Company also issued to Alpha a warrant to purchase 16,129,032 shares of Common Stock, par value $0.001 per share (“Series F Warrants”) with an initial exercise price equal to $0.96, subject to adjustment, per share of Common Stock. The Series F Warrant, and the shares of Common Stock underlying the Series F Warrant are collectively referred to as the “Series F Warrant Shares”. The Series F Warrant is not exercisable for the first six months after its issuance and has a three-year term from its exercise date.

Until August 3, 2024 (i.e., eighteen months after shareholder approval is obtained), Alpha has the right to purchase up to $25,000,000 of additional shares of Series F Preferred and Series F Warrants (collectively the “Series F Option”) at a purchase price equal to the average of the volume weighted average price for three trading days prior to the date that Alpha gives notice to the Company that it will exercise the Series F Option.

Sales of Note and December 2022 Warrant to Alpha in December 2022

On December 6, 2022, the Company and Alpha entered into another Securities Purchase Agreement pursuant to which the Company sold and issued to Alpha an 8% original issue discount promissory note in the aggregate principal amount of $3,500,000 (the “Note”), and an additional warrant to purchase up to 5,000,000 shares of the Company’s Common Stock at an initial exercise price of $0.44 per share, subject to adjustment (the “December 2022 Warrant”). The Note is an unsecured obligation of the Company and has an original issue discount of 4% and bears interest at 5% per annum. The unpaid principal amount of the Note will become due on the earlier of December 31, 2024 (the “Maturity Date”). Beginning June 1, 2023 and on the first business day of each month thereafter, the Company shall pay 1/20th of the original principal amount of the Note plus any accrued but unpaid interest, with any remaining principal plus accrued interest payable in full upon the Maturity Date. In addition, to the extent the Company raises any equity capital (by private placement, public offering or otherwise), the Company shall utilize 50% of the net proceeds from such equity financing to prepay the Note, within two business days of the Company’s receipt of such funds. In the event such equity financing is provided by Alpha pursuant to the terms of Series F Agreement (the “Additional Investment”), Alpha would accept 50% less warrant coverage in connection with such Additional Investment, up to $3,300,000 of such Additional Investment.

The December 2022 Warrant is not exercisable for the first six months after issuance and has a five-year term from the exercise date. Upon the issuance of the Note and December 2022 Warrant, a down round or anti-dilution trigger event occurred resulting in the conversion rate on the Series F and the exercise price of the Series F Warrants issued with the Series F Preferred adjusting down to $0.44 from $0.62 and $0.96, respectively.

On August 14, 2023, the Company and Alpha entered into a Note Amendment Agreement (the “Note Amendment Agreement”), pursuant to which the parties agreed to amend the Note to, among other things: (i) defer payment of the monthly amortization payments for June 2023, July 2023 and August 2023 in the aggregate amount of $525,000, and the September monthly amortization Payment, in the amount of $175,000, until September 15, 2023; and (ii) increase the principal amount of the Note by $595,000 so that the current principal amount of the Note is $4,095,000.

Sales of Additional Series F Preferred and Additional Warrant to Alpha in March 2023

On March 9, 2023, Alpha delivered a notice to the Company exercising its Series F Option to purchase an additional 3,000 shares of Series F (the “Additional Series F Preferred”), with each share of Additional Series F Preferred convertible into 2,381 shares of the Company’s Common Stock at a conversion price of $0.42 per share and associated Common Stock warrant to purchase up to 7,142,715 shares of Common Stock at the exercise price of $0.42 per share warrant (the “Additional Warrant”) for an aggregate purchase price of $3,000,000. The Additional Warrant is exercisable upon issuance and has a three-year term. On March 10, 2023, the Company issued and sold the Additional Series F Preferred and the Additional Warrant. As a result of the issuance of the Additional Series F Preferred, a down round or anti-dilution trigger event occurred resulting in the conversion rate on the Series F Preferred and the exercise price of the Series F Warrants issued with the Series F adjusting down to $0.42 from $0.44.

As of December 31, 2022, Alpha had converted 4,137 shares of Series F Preferred into 6,804,545 shares of Common Stock and during the six months ended June 30, 2023, Alpha had converted 1,838 shares of Series F Preferred into 4,304,762 shares of Common Stock. As of the date hereof, Alpha holds 7,025 shares of Series F Preferred.

Sales of Common Stock and Warrants to Alpha in June 2023

On June 5, 2023, the Company, Alpha and two other institutional investors (collectively, the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company sold and issued to Alpha 5,660,000 shares of Common Stock at $0.25 per share and warrants to purchase up to 8,490,000 shares of Common Stock, exercisable at $0.38 per share (the “June 2023 Warrants”), for an aggregate purchase price of $1,415,000. The Company has agreed to certain restrictions on future stock offerings, including that during the 90 day period following June 5, 2023, the Company will not (i) issue (or enter into any agreement to issue) any shares of common stock or common stock equivalents, subject to certain exceptions, or (ii) file any registration statement or any amendment or supplement thereto relating to the offering or resale of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of Company, subject to certain exceptions. From the June 5, 2023 until the six (6) month anniversary of the date of closing, neither the Company nor any subsidiary shall effect or enter into an agreement to effect any issuance by the Company or any of its subsidiaries of shares of common stock or common stock equivalents (or a combination of units thereof) involving a variable rate transaction, subject to certain exceptions.

For twelve months following the closing date of the Offering, in the event the Company or any of its subsidiaries proposes to offer and sell shares of Common Stock or common stock equivalents (the “Offered Securities”) to investors primarily for capital raising purposes (each, a “Future Offering”), the Investors shall have the right, but not the obligation, to participate in each such Future Offering in an amount of up to 50% in the aggregate of the offered securities.

The June 2023 Warrants are for a term of 5.5 years commencing on the closing date, but are not exercisable for the first six months after closing. The exercise price of the June 2023 Warrants and the number of shares of Common Stock underlying the June 2023 Warrants (the “Warrant Shares”) issuable upon the exercise thereof will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, but has no anti-dilution protection provisions. The June 2023 Warrants are exercisable on a “cashless” basis only in the event there is no effective registration statement registering, or the prospectus contained therein is not available for the sale of the Warrant Shares. The June 2023 Warrants contain a beneficial ownership limitation, such that none of such June 2023 Warrants may be exercised, if, at the time of such exercise, Alpha would become the beneficial owner of more than 4.99% or 9.99%, as determined by Alpha, of the Company’s outstanding shares of Common Stock following the exercise of such June 2023 Warrants.

The Company has filed a registration statement on Form S-1 providing for the resale by the Investors of the Warrant Shares issuable upon exercise of the June 2023 Warrants, which has become effective on July 27, 2023. The Company will keep the registration statement effective at all times until no Investor owns any June 2023 Warrants or Warrant Shares issuable upon exercise thereof.

As a result of entering into the Purchase Agreement, a down round or anti-dilution trigger event occurred resulting in the conversion rate on the Series F and the exercise price of the Series F Warrants issued with the Series F adjusting down to $0.25 from $0.42.